FORM 11-K

                SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D. C.   20549


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934   [FEE REQUIRED]


               For the year ended December 31, 1995

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934    [NO FEE REQUIRED]

      For the transition period from _________ to __________


               Commission File No.  1-9753

     A.   Full title of the plan:

          Georgia Gulf Corporation Savings and Capital Growth Plan (referred to herein as the "Plan")

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Georgia Gulf Corporation
          400 Perimeter Center Terrace
          Suite 595
          Atlanta, GA 30346
          (770) 395-4500

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

     GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                              GEORGIA GULF CORPORATION
                              (Plan Administrator)



                              By: /S/ JOEL I. BEERMAN
                              Joel I. Beerman
                              Vice-President


June 20, 1996

                    Georgia Gulf Corporation
                Savings and Capital Growth Plan

               Financial Statements and Schedules
                as of December 31, 1995 and 1994
                         Together with
                        Auditors' Report

                   GEORGIA GULF CORPORATION
                SAVINGS AND CAPITAL GROWTH PLAN

               FINANCIAL STATEMENTS AND SCHEDULES
                   DECEMBER 31, 1995 AND 1994



                       TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits, with Fund Information, as of December 31, 1995 and 1994

     Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Years Ended December 31, 1995 and 1994

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes --December 31, 1995

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1995

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee and Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Georgia Gulf Corporation Savings and Capital Growth Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
Atlanta, Georgia
May 17, 1996


                                GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                               DECEMBER 31, 1995 AND 1994



                                                                      PARTICIPANT-DIRECTED

                                                  TOTAL RETURN FUND          STABLE VALUE FUND             STOCK FUND

                                                  1995           1994          1995          1994           1995          1994
ASSETS
  INVESTMENTS
     INVESTMENT IN GEORGIA GULF CORPORATION
      MASTER EMPLOYEE BENEFITS TRUST (Note 2)     $         -   $16,993,407  $         -  $         -    $         -   $         -

     INVESCO TOTAL RETURN FUND                     41,513,832             -            -            -              -             -

     INVESCO STABLE VALUE FUND                              -             -    6,381,162            -              -             -

     DODGE & COX STOCK FUND                                 -             -            -            -      4,944,874             -

     UAM SMALL COMPANY FUND                                 -             -            -            -              -             -

     CASH EQUIVALENTS                                       -             -            -    6,045,471              -       244,414

     EQUITY SECURITIES                                      -             -            -            -              -     3,253,219

     FIXED INCOME SECURITIES                                -             -            -            -              -             -

     PARTICIPANT LOANS (Note 4)                             -             -            -            -              -             -

       TOTAL INVESTMENTS                           41,513,832    16,993,407    6,381,162    6,045,471      4,944,874     3,497,633

  CASH                                                      -             -            -       28,868              -         1,135

  RECEIVABLES                                               -             -            -            -              -           368

  INTEREST AND DIVIDENDS RECEIVABLE                         -             -            -            -              -         6,583

          TOTAL ASSETS                             41,513,832    16,993,407    6,381,162    6,074,339      4,944,874     3,505,719

LIABILITIES

  OTHER                                                11,811       120,219        2,727       55,298           (937)       19,135

          TOTAL LIABILITIES                            11,811       120,219        2,727       55,298           (937)       19,135


NET ASSETS AVAILABLE FOR PLAN BENEFITS            $41,525,643  $ 17,113,626  $ 6,383,889  $ 6,129,637    $ 4,943,937   $ 3,524,854


        The accompanying notes are an integral part of these statements


                                        GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                               DECEMBER 31, 1995 AND 1994



                                                                      PARTICIPANT-DIRECTED

                                                SMALL COMPANY FUND           GEORGIA GULF STOCK FUND       PARTICIPANT LOAN FUND

                                                   1995           1994          1995          1994           1995             1994
ASSETS
  INVESTMENTS
     INVESTMENT IN GEORGIA GULF CORPORATION
      MASTER EMPLOYEE BENEFITS TRUST (Note 2)  $         -  $         -   $         -   $         -  $         -      $         -

     INVESCO TOTAL RETURN FUND                           -            -             -             -            -                -

     INVESCO STABLE VALUE FUND                           -            -             -             -            -                -

     DODGE & COX STOCK FUND                              -            -             -             -            -                -

     UAM SMALL COMPANY FUND                      4,316,936            -             -             -            -                -

     CASH EQUIVALENTS                                    -        2,526             -       229,681            -                -

     EQUITY SECURITIES                                   -    3,575,550    33,936,158    34,944,193            -                -

     FIXED INCOME SECURITIES                             -            -             -       409,020            -                -

     PARTICIPANT LOANS (Note 4)                          -            -             -             -    2,393,758        2,332,702

       TOTAL INVESTMENTS                         4,316,936    3,578,076    33,936,158    35,582,894    2,393,758        2,332,702

  CASH                                                   -           53             -         1,537            -                -

  RECEIVABLES                                            -            -             -             -            -                -

  INTEREST AND DIVIDENDS RECEIVABLE                      -            -             -        12,698            -                -

          TOTAL ASSETS                           4,316,936    3,578,129    33,936,158    35,597,129    2,393,758        2,332,702


LIABILITIES

  OTHER                                            (14,397)      16,928           136        62,247            -          (92,773)

          TOTAL LIABILITIES                        (14,397)      16,928           136        62,247            -          (92,773)

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $4,302,539  $ 3,595,057   $33,936,294   $35,659,376    $ 2,393,758    $ 2,239,929

          The accompanying notes are an integral part of these statements

                                 GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                               DECEMBER 31, 1995 AND 1994



                                                       NON PARTICIPANT-DIRECTED

                                                       TOTAL RETURN FUND            TOTAL

                                                       1995           1994          1995          1994

ASSETS
  INVESTMENTS
     INVESTMENT IN GEORGIA GULF CORPORATION
      MASTER EMPLOYEE BENEFITS TRUST (Note 2)          $         -    $35,261,161   $          -  $ 52,254,568

     INVESCO TOTAL RETURN FUND                          25,013,718              -     66,527,550             -

     INVESCO STABLE VALUE FUND                                   -              -      6,381,162             -

     DODGE & COX STOCK FUND                                      -              -      4,944,874             -

     UAM SMALL COMPANY FUND                                      -              -      4,316,936             -

     CASH EQUIVALENTS                                            -              -              -     6,522,092

     EQUITY SECURITIES                                           -              -     33,936,158    41,772,962

     FIXED INCOME SECURITIES                                     -              -              -       409,020

     PARTICIPANT LOANS (Note 4)                                  -              -      2,393,758     2,332,702

       TOTAL INVESTMENTS                                25,013,718     35,261,161    118,500,438   103,291,344

  CASH                                                           -              -              -        31,593

  RECEIVABLES                                                    -              -              -           368

  INTEREST AND DIVIDENDS RECEIVABLE                              -              -              -        19,281

          TOTAL ASSETS                                  25,013,718     35,261,161    118,500,438   103,342,586


LIABILITIES

  OTHER                                                          -              -           (660)      181,054

          TOTAL LIABILITIES                                      -              -           (660)      181,054


NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $25,013,718    $35,261,161   $118,499,778  $103,523,640

            The accompanying notes are an integral part of these statements


                                 GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                     FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                                             PARTICIPANT-DIRECTED

                                                 TOTAL RETURN FUND            STABLE VALUE FUND             STOCK FUND
                                               1995           1994          1995            1994          1995          1994
CONTRIBUTIONS (Note 4)
  EMPLOYER                                     $ 2,030,719    $   535,254   $   167,630     $   178,781   $   104,105   $   107,047
  EMPLOYEE                                       1,160,247      1,331,390       396,892         451,819       293,263       284,205

TOTAL CONTRIBUTIONS                              3,190,966      1,866,644       564,522         630,600       397,368       391,252

NET INVESTMENT GAIN FROM GEORGIA GULF
  CORPORATION MASTER EMPLOYEE BENEFITS
  TRUST (Note 2)                                 7,078,656        226,931             -               -             -             -

INTEREST AND DIVIDEND INCOME                             -              -       381,838         251,142             -       145,661

NET GAIN (LOSS) FROM INVESTMENTS (Note 2)        2,078,188              -             -               -     1,135,604      (71,759)

INTEREST INCOME - PARTICIPANT LOANS (Note 4)       101,375         47,664        16,877          16,245         8,778         6,164

PRINCIPAL REPAYMENTS - PARTICIPANT LOANS           342,050        240,184        76,897          87,771        32,430        43,681

                                                12,791,235      2,381,423     1,040,134         985,758     1,574,180       514,999

LESS
  BENEFIT PAYMENTS                                (877,811)      (919,161)     (650,198)       (548,955)     (124,834)     (323,021)
  LOANS DISBURSED                                 (714,369)      (355,751)     (157,743)        (33,399)      (45,764)      (55,761)
  FEES AND EXPENSES                                      -              -             -               -             -       (14,215)
                                                (1,592,180)    (1,274,912)     (807,941)       (582,354)     (170,598)     (392,997)

INTERFUND TRANSFERS                             13,212,962      1,021,406        22,059         180,014        15,501        88,460

NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                   24,412,017      2,127,917       254,252         583,418     1,419,083       210,462

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                          17,113,626     14,985,709     6,129,637       5,546,219     3,524,854     3,314,392

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                               $41,525,643    $17,113,626   $ 6,383,889     $ 6,129,637   $ 4,943,937   $ 3,524,854



          The accompanying notes are an integral part of these statements.

                                GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                     FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                                         PARTICIPANT-DIRECTED
                                                 SMALL COMPANY FUND           GEORGIA GULF STOCK FUND       PARTICIPANT LOAN FUND
                                              1995           1994          1995            1994          1995          1994
CONTRIBUTIONS (Note 4)
  EMPLOYER                                    $   102,833    $   129,744   $   818,265     $   623,207   $         -   $         -
  EMPLOYEE                                        284,327        361,606     2,128,900       1,663,938             -             -

TOTAL CONTRIBUTIONS                               387,160        491,350     2,947,165       2,287,145             -             -

NET INVESTMENT GAIN FROM GEORGIA GULF
  CORPORATION MASTER EMPLOYEE BENEFITS
  TRUST (Note 2)                                        -              -             -               -             -             -

INTEREST AND DIVIDEND INCOME                            -        364,291             -          36,732             -             -

NET GAIN (LOSS) FROM INVESTMENTS (Note 2)         810,419       (379,716)   (7,093,127)     14,188,665             -             -

INTEREST INCOME - PARTICIPANT LOANS (Note 4)        8,006         10,661        72,097          47,276             -             -

PRINCIPAL REPAYMENTS - PARTICIPANT LOANS           44,253         47,502       281,052         220,514      (814,270)     (796,193)

                                                1,249,838        534,088    (3,792,813)     16,780,332      (814,270)     (796,193)

LESS
  BENEFIT PAYMENTS                                (97,293)      (320,907)     (708,911)       (831,563)            -             -
  LOANS DISBURSED                                 (50,223)       (37,608)            -               -       968,099       622,200
  FEES AND EXPENSES                                     -              -             -               -             -             -

                                                 (147,516)      (358,515)     (708,911)       (831,563)      968,099       622,200

INTERFUND TRANSFERS                              (394,840)      (183,906)    2,778,642      (1,105,974)            -             -

NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                     707,482         (8,333)   (1,723,082)     14,842,795       153,829      (173,993)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                          3,595,057      3,603,390    35,659,376      20,816,581     2,239,929     2,413,922

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                              $ 4,302,539    $ 3,595,057   $33,936,294     $35,659,376   $ 2,393,758   $ 2,239,929



          The accompanying notes are an integral part of these statements.


                                GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                     FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                 NON-PARTICIPANT-DIRECTED
                                                 TOTAL RETURN FUND            TOTAL
                                                 1995           1994          1995            1994
CONTRIBUTIONS (Note 4)
  EMPLOYER                                       $         -    $ 1,504,335   $  3,223,552    $  3,078,368
  EMPLOYEE                                                 -              -      4,263,629       4,092,958

TOTAL CONTRIBUTIONS                                        -      1,504,335      7,487,181       7,171,326

NET INVESTMENT GAIN FROM GEORGIA GULF
  CORPORATION MASTER EMPLOYEE BENEFITS
  TRUST (Note 2)                                   4,432,959        452,413     11,511,615         679,344

INTEREST AND DIVIDEND INCOME                               -              -        381,838         797,826

NET GAIN (LOSS) FROM INVESTMENTS (Note 2)          1,277,802              -     (1,791,114)     13,737,190

INTEREST INCOME - PARTICIPANT LOANS (Note 4)               -         63,327        207,133         191,337

PRINCIPAL REPAYMENTS - PARTICIPANT LOANS                   -        156,541        (37,588)              -

                                                   5,710,761      2,176,616     17,759,065      22,577,023

LESS
  BENEFIT PAYMENTS                                  (323,880)    (1,558,046)    (2,782,927)     (4,501,653)
  LOANS DISBURSED                                          -       (139,681)             -               -
  FEES AND EXPENSES                                        -              -              -         (14,215)
                                                    (323,880)    (1,697,727)    (2,782,927)     (4,515,868)

INTERFUND TRANSFERS                              (15,634,324)             -              -               -

NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                    (10,247,443)       478,889     14,976,138      18,061,155

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                            35,261,161     34,782,272    103,523,640      85,462,485

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                                 $25,013,718    $35,261,161   $118,499,778    $103,523,640



        The accompanying notes are an integral part of these statements.

                                          GEORGIA GULF CORPORATION
                                       SAVINGS AND CAPITAL GROWTH PLAN
                                 NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                                         DECEMBER 31, 1995 AND 1994


1.    THE PLAN

  The Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company") from Georgia-Pacific Corporation ("G-P"). G-P transferred assets with a fair value of $9,758,567 to the Plan which related to benefits earned by employees of Chemicals under a benefit plan sponsored by G-P.

  Effective October 1, 1995, Georgia Gulf Corporation transferred the Plan's assets from Wachovia Bank of Georgia, N.A. ("Wachovia") to a new trustee, INVESCO Trust Company ("INVESCO").

2.    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

  Basis of Accounting

  The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

  Investment Valuation

  Investments in the Plan are stated at market based on current security exchange prices.

  Investment in Georgia Gulf Corporation Master Employee Benefits Trust (the "MEBT") as of December 31, 1994 is stated at market based on the fair value of underlying securities.

  Net gain(loss) from investments includes realized gains(losses) from the sales of investments and unrealized appreciation/depreciation of investments.


                                                  1995              1994
Net Gain/(Loss) from Georgia Gulf
     Stock and Notes                       $   (7,093,127)     $ 14,188,665
Net Gain/(Loss) from
Other Investments                               5,302,013          (451,475)
                                           $   (1,791,114)     $ 13,737,190


  Prior to October 1, 1995, certain Plan assets were commingled in the MEBT together with the assets of the Company's Salaried Employees Retirement Plan and Hourly Employees Retirement Plan. On October 1, 1995, all Plan assets in the MEBT were transferred to INVESCO. The Plan's share of interest income, dividends, investment expenses and gains and losses (both realized and unrealized) from the MEBT is included in the accompanying statement of changes in net assets available for plan benefits under the caption "Net Investment Gain From Georgia Gulf Corporation Master Employee Benefits Trust." A summary of income and expenses of the MEBT for the years ended December 31, 1995 and 1994, which comprises the net investment gain for participating plans, together with the allocation to the Plan, is as follows:

                                                1995                 1994

  Interest and Dividend Income              $  2,864,801       $   3,687,721
  Net Appreciation/(Depreciation)
        in Fair Value of Investments          16,998,189          (2,333,964)
  Investment Expenses                           (359,718)           (370,852)
  Net Investment Gain From Georgia
        Gulf Corporation
    Master Employee Benefits Trust          $ 19,503,272       $     982,905


  The net appreciation (depreciation) in the fair value of investments in the MEBT by major investment category for the years ended December 31, 1995 and 1994 is as follows:

                                             1995               1994

  Equity Securities                    $   14,882,812        $   (335,191)
  Fixed Income Securities                   2,115,377          (1,998,773)
  Net Appreciation
    (Depreciation) in the
    Fair Value of Investments          $   16,998,189        $ (2,333,964)


  Allocation to participating plans (based on market values at the beginning of each month):

                                                1995              1994
  Georgia Gulf Corporation:
   Savings and Capital Growth Plan      $   11,511,615      $  679,344
   Salaried Employees Retirement Plan        7,892,169         299,127
   Hourly Employees Retirement Plan             99,488           4,434
                                        $   19,503,272      $  982,905


  The Plan's interest in the assets of the MEBT is included in the accompanying statement of net assets available for plan benefits under the caption "Investment in Georgia Gulf Corporation Master Employee Benefits Trust." A summary of the major classifications of investments of the MEBT as of December 31, 1995 and 1994, is shown below (investments that represent 5% or more of the Plan's net assets are separately identified):


                                                  1995              1994

Investments at Market:
     Cash and Cash Equivalents:
        Short-term Investment Demand Notes   $  1,856,349      $  7,458,976
        Other                                       8,671           332,625
     Equity Securities:
        Regis Equity Fund                       2,322,806         5,142,518
        Other                                  24,150,638        43,795,468
     Fixed Income Securities                   10,663,795        23,152,597
                                               39,002,259        79,882,184
Interest and Dividends Receivable                 167,986           418,467
        Total Assets at Market                $39,170,245      $ 80,300,651


Allocation to participating plans:

                                            1995                  1994

Georgia Gulf Corporation:
 Savings and Capital Growth Plan     $          0       0%    $52,254,568    65.1%
 Salaried Employees Retirement Plan    38,720,711    98.9      27,721,601    34.5
 Hourly Employees Retirement Plan         449,534     1.1         324,482     0.4
                                     $ 39,170,245   100.0%    $80,300,651   100.0%


      Tax Status

  The Plan has obtained a determination letter dated October 26, 1995, in which the Internal Revenue Service stated that the Plan, as amended through December 9, 1994, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified, and the related MEBT was tax exempt, as of the financial statement date.

3.    TRUST AGREEMENT

  Under a previous trust agreement, Wachovia Bank of Georgia, N.A.
  was appointed trustee of the Plan and administered the Plan's assets together with the income derived therefrom. Effective October 1, 1995, INVESCO (the "Trustee") accepted fiduciary responsibility as Trustee for the Georgia Gulf Corporation Savings and Capital Growth Plan. Expenses incurred by the Trustee in the performance of its duties under this agreement, other than investment advisor fees, are paid by the Company.

4.    PLAN DESCRIPTION

  The following brief description of the Plan is provided for informational purposes only.

  General

  The Plan is a defined contribution plan covering substantially all salaried employees of the Company. Established in 1985, the Plan provides for a yearly defined Company contribution. In addition, the Company contributes a matching percentage of employee contributions up to a designated maximum percentage. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  The Plan is divided into three accounts, each containing specific benefits, vesting and limitations as defined in the Plan document.

      Capital Growth Account: Contributions consist of a yearly Company contribution of 3% of annual compensation, as defined by the plan agreement. The contribution is limited to "current and accumulated earnings and profits" in accordance with Internal Revenue Service regulations and is fully vested immediately. Pursuant to an amendment effective October 1, 1995, the contribution is participant directed.

      Employees whose termination is due to disability or death or whose termination occurs after reaching age 55 with 5 or more years of service will be entitled to a contribution for the year of termination. On December 31, 1995, 1,040 employees or former employees received a basic contribution to their Capital Growth Account.

      Savings Account: Contributions consist of pre-tax and/or post-tax employee contributions and a company matching contribution equal to 50% of employee before tax contributions up to a maximum of 4% of annual compensation. Company contributions are limited to "current and accumulated earnings and profits" in accordance with Internal Revenue Service regulations. Matching contributions vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service, or vest immediately if an employee leaves the Company due to death, disability, or retirement at age 60 or later. As of December 31, 1995, 948 employees were making contributions to their savings account.

      Prior Plan Account: Present participants of the Plan who were previously employees of G-P may have participated in the G-P Savings and Capital Growth Plan which consisted of an employer fund and employee fund. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Upon termination of employment by G-P due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested.

      When employees leave the Company, they may elect to receive their entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

      Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

  Investment Funds as of December 31, 1995

  Assets held in the Plan as of December 31, 1995 are invested by the Trustee in one or more of five investment fund options: the Total Return Fund, the Stable Value Fund, the Stock Fund, the Small Company Fund, and the Georgia Gulf Stock Fund. Prior Plan Account assets are invested in the Total Return Fund. Savings Account assets may be divided at the participants discretion among the five funds in 1% increments, and participants may change their investment election monthly. A description of the investment funds follows:

      Total Return Fund (formerly known as the Balanced Fund) - Comprised of units in the INVESCO Retirement Stable Value Fund which invests in a mutual fund investing in stocks and bonds to achieve a competitive rate of return while maintaining low volatility.

      Stable Value Fund (formerly known as the Interest Income Fund) - Comprised of units in the INVESCO Retirement Stable Value Fund which invests in investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds. Guaranteed income contracts that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair value as determined by the Trustee, which in the case of such investments providing for such payments or withdrawals without penalties is generally deemed to be accrued at book value (cost plus accrued income). Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment contracts existed.

      Stock Fund (formerly known as the Common Stock Fund) - Comprised of a mutual fund investing in common stock of well-established companies to achieve long-term capital growth.

      Small Company Fund (formerly known as the Emerging Growth Fund) - Comprised of an aggressive equity mutual fund investing in small-sized companies to achieve substantial capital appreciation.

      Georgia Gulf Stock Fund - Comprised of Georgia Gulf Corporation common stock to achieve substantial capital appreciation.

  Investment Funds as of December 31, 1994

  Assets held in the Plan as of December 31, 1994 are invested by Wachovia in one or more of five investment fund options: the Balanced Fund, the Interest Income Fund, the Common Stock Fund, the Emerging Growth Fund, and the Georgia Gulf Stock Fund. Capital Growth Account assets and Prior Plan Account assets are invested in the Balanced Fund. A description of the investment funds follows:

      Balanced Fund - Comprised of stocks and bonds to achieve a competitive rate of return while maintaining low volatility.

      Interest Income Fund - Comprised of interest-bearing investments designed to essentially ensure return of principal and a specific rate of interest.

      Common Stock Fund - Comprised of common stock of well-established companies to achieve long-term capital growth.

      Emerging Growth Fund - Comprised of an aggressive equity mutual fund investing in small- to medium-sized companies to achieve substantial capital appreciation.

      Georgia Gulf Stock Fund - Comprised of Georgia Gulf Corporation common stock and Georgia Gulf Corporation senior subordinated notes to achieve substantial capital appreciation.


  Benefits

  Benefits of the Plan are payable to the designated beneficiary if termination is due to death. Distributions to employees are made only upon termination.

  Participant Loans

  Plan participants may borrow up to 50% of their total vested account balance. The vested account balance consists of employee before-tax contributions, their vested portion of company matching contributions, and the company basic contributions. Loans will be made for no less than $1,000 and for no more than $50,000. Loans are repaid by monthly payroll deductions covering both principal and interest. The loans must be repaid within five years unless used to purchase a primary residence, in which case the term may be extended. Interest rates are based on the prime interest rate plus 1% at the time a loan is approved.

  Plan Termination

  In the event the Plan terminates, employees become 100% vested for all company contributions regardless of length of service. In addition, any unallocated Plan funds will be allocated to the appropriate accounts of Plan members and beneficiaries.


5.    RECONCILIATION TO FORM 5500

  As of December 31, 1995 and 1994, the Plan had approximately $25,000 and $184,000, respectively, of pending distributions to participants who
  elected to withdraw from the Plan.   These amounts are recorded as a
  liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

The following table reconciles the financial statements to Items 31 and 32 of the Form 5500 as filed by the Company for the years ending December 31, 1995 and December 31, 1994.


                                         1995                         1994
                               Per                          Per
                               Financial       Per          Financial        Per
                               Statements      Form 5500    Statements       Form 5500

Benefits payable               $          0   $     25,000  $           0    $     184,000
Net assets available for
     benefits                   118,499,778    118,474,778    103,523,640      103,339,640
Benefits paid to participants     2,782,927      2,782,927      4,501,653        4,501,653

                                                                    SCHEDULE I
                                                                   Page 1 of 1

                                                     GEORGIA GULF CORPORATION
                                                  SAVINGS AND CAPITAL GROWTH PLAN
                                     ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                         DECEMBER 31, 1995




 Identity of                                      Shares or
   Issue          Description                     Face Value    Market Value    Historical Cost

                  GUARANTEED INCOME FUND

  INVESCO            INVESCO Stable Value Fund*   6,381,162     $  6,381,162   $  6,381,162

                  MUTUAL FUNDS

  INVESCO            INVESCO Total Return Fund    2,977,957     $ 66,527,550   $ 64,095,303
  Dodge & Cox        Dodge & Cox Stock Fund          72,901        4,944,874      4,951,465
  UAM                UAM Small Company Fund         231,720        4,316,936      4,512,534
                           Total Mutual Funds     3,282,578       75,789,360     73,559,302

                  NOTES AND MORTGAGES

The Plan             Employee Loans*(with interest
                      rates ranging from 6.0%
                      to 13.0%)                   2,393,758        2,393,758      2,393,758

                  EQUITY SECURITIES

Georgia Gulf         Georgia Gulf Stock Fund*     1,089,443       33,936,158     21,392,770

                 Total Investments                             $ 118,500,438   $103,726,992


       * Represents a party-in-interest.







               The accompanying notes are an integral part of this schedule.


                                        GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                              ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS*

                                                  FOR THE YEAR ENDED DECEMBER 31, 1995


                              Purchases                                    Sales or Maturities

                                                    Current Value                                        Current Value
                           Number of      Purchase  of Asset on     Number of                            of Asset on     Realized
Investment Description     Transactions   Price     Transaction     Transactions   Proceeds      Cost    Transaction     Gain
                                                    Date                                                 Date            (Loss)

CASH EQUIVALENTS
   Short-Term Investment
    Company B                  194       $18,203,173   $18,203,173      123    $24,725,265   $24,725,265  $24,725,265  $      -

EQUITY SECURITIES
   Georgia Gulf Corporation     45       $ 7,047,357   $ 7,047,357       10    $   493,954   $   368,136  $   493,954  $125,818

MUTUAL FUNDS
   INVESCO Total Return Fund    12       $65,003,968   $65,003,968        6    $   949,846   $   920,557  $   949,846  $ 29,289
   Dodge & Cox Stock Fund       11       $ 5,001,198   $ 5,001,198        4    $    39,409   $    29,171  $    39,409  $ 10,238
   UAM Small Company Fund       11       $ 4,349,523   $ 4,349,523        5    $    15,581   $    16,733  $    15,581  ($ 1,152)

GUARANTEED INCOME FUND
   INVESCO Stable Value Fund    14       $6,590,478    $ 6,590,478        9    $   305,828   $   305,828  $   305,828   $      -



* Represents a transaction or series of transactions in securities of the same issue in excess of 5% of the fair market value of plan assets as of the beginning of the year.







          The accompanying notes are an integral part of this schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statements on Form S-8, file no. 33-14696, file no. 33-40952, file no. 33-27365, file no. 33-42008, file no. 33-42190, file no. 33-56711, and file no. 33-64749.





ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 18, 1996